

Mail Stop 4631

February 24, 2011

via U.S. mail and facsimile

Gregory S. Skinner, CFO
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025

> **RE:** **Landec Corporation**
> **Form 10-K for the Fiscal Year Ended May 30, 2010**
> **Filed August 13, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended August 29, 2010 and**
> **November 28, 2010**
> **Form 8-K Filed February 18, 2011**
> **File No. 0-27446**

Dear Mr. Skinner:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

Critical Accounting Policies and Use of Estimates, page 33
Goodwill and Other Intangibles, page 34

1. We note that goodwill is approximately 20% of total assets and 31% of total equity as
    of May 30, 2010. Given the significance, please address the following in future
    filings:

    - Provide a discussion about the projections you have made in preparing estimated
      fair values using the discounted cash flow as compared with your actual results.

    - To the extent that any of your reporting units have estimated fair values that are
      not substantially in excess of the carrying values and to the extent that goodwill
      for these reporting units, in the aggregate or individually, could materially impact
      your operating results or total equity, please provide the following disclosures for
      each of these reporting units:
      o The percentage by which fair value exceeds the carrying value as of the most
         recent step one test.
      o The amount of goodwill.
      o A discussion of the uncertainty associated with the key assumptions. For
         example, to the extent that you have included assumptions in your discounted
         cash flow model that materially deviates from your historical results, please
         include a discussion of these assumptions.
      o A discussion of any potential events and/or circumstances that could have a
         negative effect to the estimated fair value.
      If you have determined that the estimated fair value substantially exceeds the
      carrying value for all of your reporting units, please disclose this determination.

    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the
    Financial Reporting Codification for guidance.

Results of Operations, page 39

2. We note that you attributed the increase in Apio's value-added revenues to the
    increase in unit sales volumes. In future filings, please provide investors with an
    understanding as to why volumes increased. To the extent that the increase in
    volumes is attributed, in total or in part, to the introduction of new products, please
    state as such and quantify the impact the new product offerings had to revenues. In
    this regard, we note your disclosure on page 10 that Apio had ten new product

offerings in the last 12-months. Please refer to Item 303(A)(3)(iii) and section 501.12 of the Financial Reporting Codification for guidance.

3. In future filings, please provide a discussion and analysis of the material components of your effective tax rate for each period presented. For example, we note that your fiscal year 2010 effective tax rate increased to 50% as compared to 42% for fiscal year 2009 without any explanation as to why. Based on the reconciliation provided within Note 11, there appears to be a few factors impacting both fiscal years' effective tax rates that should be expanded on to explain the increase.

Liquidity and Capital Resources, page 46

4. We note that inventories are 18% of total current assets as of May 30, 2010. We further note that you attribute the increase in inventories, in part, to an increase in Apio's inventory levels. In future filings, please ensure that you provide investors with an understanding of the material causes for the increase in Apio's inventory levels, as applicable.

5. We note that you amended your Credit Agreement with Wells Fargo on August 9, 2010 to amend certain financial covenants and that you further amended the Credit Agreement as it relates to your financial covenants on September 14, 2010. In future filings, please explain to investors why you needed to obtain amendments to your Credit Agreement as it relates to the financial covenants. Please also disclose all of the financial covenants required to be met to the extent that you have determined it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

6. In future filings, please include interest payments in your contractual obligations table. This disclosure will increase transparency of your cash flows. To the extent that the interest rates are variable and unknown, please use your judgment to determine the amount to include in your table for estimates of future variable rate interest payments. Please also provide the disclosures with respect to your assumptions for the variable interest payments. If you are in a position of paying cash rather than receiving cash for your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Item 9A. Controls and Procedures, page 49

7. We note your disclosure "[e]xcept as described above, there were no changes in [y]our internal control over financial reporting during the quarter ended May 30, 2010 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also clearly state the changes that were made.

Consolidated Statements of Income, page 55

8. We note that you have included acquisition-related costs within other expenses below operating income. Please provide us with a detailed explanation as to how you determined that these costs meet the definition of non-operating expenses. Otherwise, please reclassify this amount to be part of operating income in future filings. Please refer to ASC 805-10-55-41 and Rule 5-03.9 of Regulation S-X (ASC 225-10-S99-2) for guidance.

Consolidated Statements of Changes in Stockholders' Equity, page 56

9. In all future periodic reports, please separately present a reconciliation of total equity attributable to the parent and total equity attributable to noncontrolling interests. Please refer to ASC 810-10-50-1A for guidance.

Consolidated Statements of Cash Flows, page 57

10. In future filings, please revise your presentation of operating activities using the indirect method to arrive at cash flows from operating activities to begin with net income instead of net income applicable to Common Stockholders. Please refer to ASC 230-10-45-28 (paragraph 28 of SFAS 95) for guidance. In this regard, please note that the definition of net income has been revised. Please refer to ASC 810-10-45-19 and 45-20 (paragraphs 29-30 of Appendix A to SFAS 160) for additional guidance.

2. Acquisition of Lifecore Biomedical, Inc., page 71

11. We note that you acquired Lifecore Biomedical, Inc. (Lifecore) on April 30, 2010 and that you have recognized two intangible assets separately from goodwill – trade names valued at $4.2 million and customer base valued at $3.7 million. We further note your discussion within Item 1 of the Form 10-K that Lifecore has a proprietary fermentation process to manufacture premium, pharmaceutical-grade hyaluronan and

a proprietary aseptic formulation and filling capability. Also, Lifecore has a world-wide exclusive license and development agreement to develop and commercialize hyaluronan-based products and related products, and that you anticipate sublicensing the technology for certain applications. Finally, we note that Lifecore had recognized patents and license intangible assets on its balance sheet prior to the acquisition. In light of these facts, please provide us with a detailed explanation of your consideration for recognizing intangible assets for Lifecore's technology, license agreement, and in-process research and development costs. Please refer to ASC 805-20-25-10, 805-20-35-5, 805-20-55-1 – 55-13, and 805-20-55-31 – 55-51 for guidance.

12. Commitments and Contingencies, page 82

12. We note that you have not included any disclosures regarding loss contingencies in accordance with ASC 450-20-50. Please confirm to us that you have no material probable and/or reasonably possible loss contingencies that require recognition and/or disclosure for fiscal year 2010 and the subsequent interim periods.

Form 10-Q for the Fiscal Quarter Ended November 28, 2010

2. Acquisition of Lifecore Biomedical, Inc., page 8

13. In future filings, please clearly state, if correct, that the initial measurement of the assets acquired and liabilities assumed as part of the acquisition of Lifecore is complete and whether any adjustments were necessary from the provisional amounts recognized as of May 30, 2010 and August 29, 2010.

Exhibits 31.1 and 31.2

14. In future filings, please refrain from replacing the word "report" with "quarterly report" in paragraphs 2, 3, and 4(a) of the Section 302 certifications. Please refer to Item 601(b)(31)(i) of Regulation S-K for guidance.

Form 8-K Filed February 18, 2011

15. We note that you have entered into an agreement with Windset Holdings 2010 Ltd. (Windset) such that you are acquiring a 20.1% equity interest in Windset, a company that you have an existing exclusive license agreement for your Breathe Way packaging technology. We further note that the agreement includes a put/call feature. Please provide us with a comprehensive explanation as to how you intend to account for this transaction in your consolidated financial statements based on the terms of the agreement and your involvement with Windset. Your explanation should include specific references to the FASB Codification that supports your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief